Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

April 27, 2021

CONFIDENTIAL – VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Theresa Brillant
Donald Field
Lilyanna Peyser

Re:	OceanTech Acquisitions I Corp.
Registration Statement on Form S-1
Filed April 9, 2021
File No. 333-255151

Ladies and Gentlemen:

This letter sets forth the response of OceanTech Acquisitions I Corp. (the “Company”) to the comment letter, dated April 19, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 publicly filed on April 9, 2021 (“Registration Statement”). Concurrently, the Company is submitting an amendment to the Registration Statement (“Amendment No. 1”).

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response.

Cover Page

1.	Your disclosure on pages 49 and 102 regarding the exclusive forum provision in your amended and restated certificate of incorporation is not consistent with Article XII of the amended and restated certificate of incorporation. Please revise your disclosure and/or restated charter for accuracy and consistency. In addition, we note that Section 9.3 of the warrant agreement contains an exclusive forum provision. Please disclose the terms of this provision in your filing, address the risks to investors of such provision, and address any uncertainty about the enforceability of such provision.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

April 27, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 49, 99, and 102 of Amendment No. 1 and page 19 of Exhibit 4.4 to Amendment No. 1.

Exhibits

2.	The legal opinion is limited to Delaware law, however the Units and Warrants are governed by New York law. Please revise the opinion accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the legal opinion.

If you have any questions or comments in connection with this letter or Amendment No. 1, please contact the undersigned by phone at (212) 692-6732 or via e-mail at jschultz@mintz.com.

Very truly yours,

/s/Jeffrey Schultz
Jeffrey Schultz

cc:           Joseph Adir, Chief Executive Officer (OceanTech Acquisitions I Corp.)